Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended December 31, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	QTD December 31, 2012		QTD December 31, 2011
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	3,264,361	519,348	3,746,590	596,069
Cost of goods sold	(2,459,453)	(391,290)	(2,710,554)	(431,239)
Gross profit	804,908	128,058	1,036,036	164,830
Other operating income	45,277	7,203	58,294	9,274
Research and development costs	(102,720)	(16,342)	(84,720)	(13,479)
Selling, distribution and administrative costs	(365,210)	(58,104)	(360,178)	(57,303)
Operating profit	382,255	60,815	649,432	103,322
Finance costs	(46,863)	(7,456)	(56,025)	(8,913)
Share of (loss)/profit of associates	(216)	(34)	194	31
Share of loss of joint ventures	(8,068)	(1,284)	(44,214)	(7,034)
Profit before tax from continuing operations	327,108	52,041	549,387	87,406
Income tax expense	(32,316)	(5,141)	(86,267)	(13,725)
Profit for the period from continuing operations	294,792	46,900	463,120	73,681
Discontinued operations	—	—	483	77
Profit for the period	294,792	46,900	463,603	73,758
Attributable to:
Owners of the parent	217,817	34,654	369,294	58,754
Non-controlling interests	76,975	12,246	94,309	15,004
	294,792	46,900	463,603	73,758
Net earnings per common share	5.84	0.93	9.91	1.58
Unit sales	92,996		104,352

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	YTD December 31, 2012		YTD December 31, 2011
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	13,449,489	2,139,764	15,444,428	2,457,152
Cost of goods sold	(10,569,605)	(1,681,585)	(12,002,149)	(1,909,498)
Gross profit	2,879,884	458,179	3,442,279	547,654
Other operating income	123,650	19,672	73,078	11,626
Research and development costs	(373,732)	(59,459)	(328,140)	(52,206)
Selling, distribution and administrative costs	(1,475,041)	(234,674)	(1,652,129)	(262,848)
Operating profit	1,154,761	183,718	1,535,088	244,226
Finance costs	(213,018)	(33,890)	(156,174)	(24,847)
Share of profit of associates	2,372	377	1,519	242
Share of loss of joint ventures	(39,241)	(6,243)	(81,151)	(12,911)
Profit before tax from continuing operations	904,874	143,962	1,299,282	206,710
Income tax expense	(139,959)	(22,267)	(226,780)	(36,080)
Profit for the period	764,915	121,695	1,072,502	170,630
Attributable to:
Owners of the parent	563,945	89,721	818,532	130,224
Non-controlling interests	200,970	31,974	253,970	40,406
	764,915	121,695	1,072,502	170,630
Net earnings per common share	15.13	2.41	21.96	3.49
Unit sales	431,350		510,777

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of December 31, 2012		As of December 31, 2011
	RMB ‘000	US$ ‘000	RMB ‘000
Cash and bank balances	3,156,999	502,267	4,124,776
Trade and bills receivable	6,577,995	1,046,535	6,690,917
Inventories	2,010,755	319,904	2,416,056
Trade and bills payable	4,580,895	728,804	4,813,009
Short-term and long-term interest-bearing loans and borrowings	2,450,694	389,896	3,696,731
Equity attributable to owners of the parent	5,898,530	938,434	5,542,203